SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)
                             (Amendment No. 5)*

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
          AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

                               Mentergy, Ltd.
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                              (Name of Issuer)

                    Ordinary Shares, NIS 0.04 par value
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                       (Title of Class of Securities)

                                 M50876107
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                               (CUSIP Number)

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                             December 31, 2001
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION


     This statement amends the Schedule 13D filed on June 30, 2000 (the "Schedule 13D") by Shamrock Holdings of California, Inc., a California corporation ("SHOC"), and Trefoil Gilat Investors, L.P., a Delaware limited partnership ("Trefoil Gilat"), with respect to Ordinary Shares, nominal value NIS 0.04 per share (the "Ordinary Shares"), of Mentergy, Ltd., an Israeli corporation formerly known as Gilat Communications Ltd. (the "Company"), as amended from time to time (the "Amended Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 5 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Amended Schedule 13D.

1. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

     ITEM 4.  PURPOSE OF TRANSACTION.

     As previously disclosed in the Amended Schedule 13D, on December 31, 2001, Trefoil Gilat and the Company's other major shareholders entered into the Registration Rights Agreement with the Company, whereby the Company granted to Trefoil Gilat and such other shareholders certain rights to publicly register their Ordinary Shares of the Company, on the terms and conditions set forth in the Registration Rights Agreement.

     The foregoing description of the Registration Rights Agreement is qualified in its entirety by the complete text of the Registration Rights Agreement, which is incorporated herein by reference, a copy of which is being filed herewith as Exhibit 15.

2. ITEM 6 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On December 31, 2001, Trefoil Gilat and the Company's other major shareholders entered into the Registration Rights Agreement with the Company. The Registration Rights Agreement is attached hereto as Exhibit 15.

3. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               DOCUMENT

     Exhibit 15 -- Registration Rights Agreement dated as of December 31,
                   2001 among Trefoil Gilat, the Company and the other parties thereto


SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  January 7, 2002

                       SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                       By:    /s/ Eugene I. Krieger
                             ---------------------------------
                             Eugene I. Krieger
                             Vice President

                       TREFOIL GILAT INVESTORS, L.P.
                        By:    Trefoil Gilat, Inc.
                               its General Partner


                        By:    /s/ Gregory S. Martin
                              ---------------------------------
                              Gregory S. Martin
                              Treasurer


Exhibit Index

                         Document
                         ---------

     Exhibit 15 --       Registration Rights Agreement dated as of December 31,
                         2001 among Trefoil Gilat, the Company and the other parties thereto